Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1.1 Date

This Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) is dated November 30, 2009 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2008.

The following sets out management’s discussion and analysis of our financial position and results of operations for the nine months ended September 30, 2009 and 2008.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a  biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstock to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types:  Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with low emissions and virtually no waste by-products. The principal by-product, char, has commercial applications.

Plant Operations

The Company’s operating results for 2008 and early 2009 have fallen short of expectations for a number of reasons. The Company experienced a small fire at the West Lorne plant in April 2008, resulting in a shut-down for repairs of over three months.  Also, the investigation of the fire lead to some recommended changes that were incorporated into the West Lorne plant and were also implemented in Guelph.  Production at West Lorne continues and sales have totaled $154,784 for the first nine months of 2009 (2008 - $158,310).

At Guelph, the changes resulting from the West Lorne fire were implemented and tested, however, due to financial limitations and feedstock issues, the Guelph plant has been maintained on a shut down basis for the balance of 2008 and into 2009. Prior to shut down the Guelph plant was handling a number of

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008 different feedstocks, including construction wood waste material. This material was found to have an excess of foreign substances which caused fouling and other operational difficulties. The Company is currently investigating a number of alternative financing, business structures and potential feedstock supplies to utilize the plant and to bring it into regular operation.

In addition, the difficult financial market combined with the fall in the price of petroleum products have made marketing and development of the Company’s products and plants more challenging.  In response to these challenges, the Company is focused on achieving higher operating rates and stable production and is being very careful to control costs where possible.  We are continuing to advance a number of attractive projects and are working with our development partners to ensure that a realistic structure is in place to ensure that attractive projects do proceed.

Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the output from the West Lorne 2.5 megawatt generator output at a rate of $110 per megawatt hour. There has been minimal operation of the turbine during 2009 to date.

Operations in Guelph have been temporarily shut down in recognition of the incident at West Lorne. Due to the fire incident at West Lorne, additional fire preventive measures were incorporated in Guelph based on what we have learned. The Company is currently focusing its efforts on the West Lorne operations.

Project Development

The Company continues with a significant number of project developments in multiple markets, though activity slowed during 2008 and early 2009 due first to the required repairs in West Lorne as a result of the fire and the subsequent shut down of Guelph and due to financial constraints.  Following the restart of operations (in West Lorne), the Company has received renewed expressions of interest for both its products and plant developments.

We are also working with First Nations communities through our subsidiary First Resources Corporation which is involved in development activities on projects in Canada and the US to establish BioOil plants on traditional aboriginal territory. Work in these areas has been reduced during 2009 due to business development resource limitations.

In the United States, the Company plans, subject to availability of financing, to invest US $24 to $30 million to build the first fully commercial industrial biofuel plant in the U.S., to be followed by plants at other advanced locations.  Negotiations on agreements continue to progress. The Company announced that it has secured a long term supply contract for biomass for a proposed facility in southern Arkansas and is working with the El Dorado Arkansas Chamber of Commerce on this development. Although the site of the first plants are not yet certain, we are also working to establish facilities in Willow Springs, Missouri, and North Webster Parish, Louisiana.

Dynamotive USA has begun evaluating engineering contractors to provide construction management for the U.S. BioOil projects. Subject to agreements being completed and confirmation of financing, the Company expects to launch engineering phase of the first US project in 2010. Also, a number of field trials for BioOil and Char were completed during recent months.

In Argentina, progress has been slower than expected due to the fire in West Lorne, due to financial limitations and due to the political situation in Argentina.  The Company has executed contracts for the

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008 provision of biomass for two of its proposed plants in the Province of Corrientes, as has been previously announced. A total of 2.5 million tons has been secured over 10 years from the municipality of Virasoro. Dynamotive Latinoamericana SA has been offered a site for the project within the Municipality of Virasoro. Negotiations in regard to the project are progressing.  The development plan envisages further potential within the Province of Corrientes. Financing discussions are also continuing.

Dynamotive and regional partners are also investigating other regional opportunities in Uruguay, Chile, Dominican Republic, Panama and Brazil.

In Asia, Dynamotive signed a cooperation agreement with Marketech International Corporation to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan.  The companies also entered into a memorandum to explore further cooperation to potentially develop BioOil projects in the Greater China area. Several projects are currently under review.

In China, the Company has signed an agreement to assist Hubei Xinda Biooil Technology Co to build the first Chinese BioOil project in the province of Henan, where Dynamotive will provide process and engineering support. Also, Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China.

In Europe, the Company is working with Prius Developments and continues negotiations with several interested groups in Canton of Fribourg, Switzerland.  Discussions in relation to project opportunities in France and Bulgaria are also occurring. Beyond these opportunities, Dynamotive is currently in the process of evaluating project opportunities in the Ukraine, the Netherlands, the U.K., Spain and Portugal.

In Australia, ROC has scaled back operations while it focuses on confirming financing, while they continues to make limited progress on its flagship project.  The first plant site has been identified and preliminary work has been completed on permits and approvals. Negotiations are ongoing with several groups interested in output from the first plant. A joint venture has been formalized with a major recycling group for certain feed types and co-funding of plants. Further progress is subject to the availability of project and corporate finance. Financing applications have been submitted and are under discussion. Some government assistance has been received in support of development efforts and additional government assistance applications are under review.

All of the above opportunities are progressing.  However, additional development and access to project finance is expected to progress slowly until additional long term operating results are available from the West Lorne plant.

Research and Development

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

We continue our work in upgrading BioOil. We believe that beyond the direct substitution of heating oil # 2, there is a wider market in the potential refining of BioOil. Our research team is working on a number of paths that could prove commercially viable and, if successful, would expand the market for our technology and fuel exponentially. Bench scale tests of upgrading BioOil to “UBA” and “UBB”, for advanced industrial use and transportation use respectively, have been successfully completed. The Company intends to build a pilot scale facility to produce UBA and UBB which have neutral acidity and much lower water and oxygen content compared to BioOil.

In addition to Dynamotive working in this area of research, there are strong efforts from energy companies and government sponsored research in the U.S. and in Europe.

The Company is also investigating a number of market opportunities for its pyrolytic char.  The company is participating in a number of studies and field tests on the use of Char (“CQuest™”) as a soil enhancer and announced additional successful results from its tests with Blueleaf Inc. showing a 16% increase in crop yields.  Dynamotive considers the production of its BioChar to be a high value opportunity.

Corporate Information

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at September 30, 2009, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Europe Limited (formally known as Dynamotive Technologies (UK) Ltd.), incorporated in the United Kingdom in 1996. In addition, the Company owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003.  Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 140 - 13091 Vanier Place, Richmond, British Columbia, Canada V6V 2J1 (Telephone: 604-295-6800).

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
(US Dollars)	$	$	$
Results of operations:
Revenue	178,106	—	—
Loss from operations	(13,279,325)	(14,415,849)	(14,319,641)
Net loss	(28,356,265)	(14,220,404)	(14,252,382)
Net loss per share	(0.13)	(0.08)	(0.09)

Financial position at year-end:
Total assets	34,520,383	58,935,644	38,193,699

Total liabilities	12,358,085	7,770,670	7,058,287

Non-controlling interest, Cdn GAAP	—	—	1,354,923

Shareholder’s equity	22,162,298	51,164,974	29,780,489

Deficit	(115,676,448)	(87,320,183)	(73,099,779)

Common shares issued	221,312,201	207,749,673	171,765,776

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1.4 Results of Operations

Revenue

Revenue for the third quarters of 2009 and 2008 were $nil. Revenue for the first nine months of 2009 was $nil compared to $500,000 for the same period in 2008. The revenue for the first quarter of 2008 was due to the Company recognizing the Rika Ltd. master license fee of $500,000. During the fourth quarter of 2008, the revenue of $500,000 was netted against $330,000 ($321,894 after foreign exchange effects) by writing down the outstanding loan due from Rika Ukraina Ltd. at the end of the two year agreement term.

During the third quarter of 2009, the Company netted $75,457 (2008 - $82,799) of product service sales against research and development expenses. During the first nine months of 2009, the Company netted $154,784 (2008 - $158,310) of product and service sales against research and development expenses, which are considered incidental sales of BioOil, char and electricity until such time as the Company’s plants have reached commercial production levels. Commercial production levels are reached when the plant is producing a positive cash-flow and operations are considered to be sustainable at that level.

Interest and other income were $66 in the third quarter of 2009 compared to $nil in the same quarter in 2008. Interest and other income decreased to $2,211 in the first nine months of 2009 from $5,668 in the same period in 2008. The decrease in 2009 was due mainly to lower cash balances and therefore decreased interest income from investments in short-term money market deposits.

Expenses

During the third quarter ended September 30, 2009, the Company recorded a net loss of $1,105,434, while the net loss for the same quarter in 2008 amounted to $2,769,440. During the first nine months of 2009, the Company recorded a net loss of $4,331,441, while the net loss for the same period in 2008 amounted to $7,111,023. The decrease in operating loss was primarily attributable to (i) a decrease in marketing and business development related expenses; (ii) a decrease in research and development expenses; (iii) a decrease in general and administrative expenses; (iv) a decrease in license revenue of $500,000; (v) no loss on return of equipment deposit in 2009; and partially offset by (vi) an increase in interest expense and foreign exchange gain.

The basic and diluted loss per common share for the third quarter was $0.00 per share compared to $0.01 for the same quarter in 2008. The basic and diluted loss per common share the first nine months of 2009 decreased to $0.02 compared to $0.03 for the same period in 2008. The basic and diluted loss per share for the first nine months of 2009 was lower because of the decrease in operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares increased to 243,401,053 shares for the third quarter ended September 30, 2009 from 213,509,053 for the same quarter in 2008. The weighted average number of Common Shares increased to 230,820,069 shares for the first nine month period ended September 30, 2009 from 210,987,668 for the same period in 2008.

Marketing and business development expenses for the third quarter of 2009 decreased to $73,579 from $77,453 for the same quarter in 2008. Marketing and business development expenses for the first nine months of 2009 decreased to $229,873 from $587,248 for the same period in 2008. These decreases were due to decreases in business development activities and participation in a major environmental conference during the 2008 period.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

For the third quarters of 2009 and 2008 the Company expended $385,042 and $566,481 respectively, on research and development. In the third quarter 2009, the Company also offset product sales of $75,457 (2008 - $82,799) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. For the first nine months in 2009 and 2008 the Company expended $943,450 and $1,190,136 respectively, on research and development. These amounts were net of $154,784 (2008 - $158,310) of product sales. These decreases in research and development expenses were due to reduced activity in engineering development of the commercial scale plant partially offset by increased activity in product development.

General and administrative expenses in the third quarter of 2009 decreased to $999,136 from $1,863,275 for the same quarter in 2008. General and administrative expenses in the first nine months of 2009 decreased to $3,474,351 from $6,525,717 for the same period in 2008. The decrease in 2009 was a combination of decreased activity in the general and administrative area and management of the Company’s development activities related to its 200 tpd plant in Guelph, Ontario and a  decrease in non-cash compensation expenses.

Amortization and depreciation decreased slightly to $26,084 in the third quarter of 2009 from $36,527 in the same quarter in 2008. Depreciation and amortization expenses decreased to $74,608 in the first nine months of 2009 from $111,948 in the same period in 2008.

Interest expenses increased in the third quarter of 2009 to $96,498 from $60,699 in the same quarter in 2008. Interest expenses increased in the first nine months of 2009 to $468,975 from $126,940 in the same period in 2008. The increase in interest expense in 2009 was due mainly to interest incurred on the long-term debt and the short-term debt with company’s directors, officers and shareholders and the accretion of the asset retirement obligation liability.

Currency exchange gain in the third quarter amounted to $399,382 compared to the loss of $116,714 in the same quarter in 2008. Currency exchange gain in the first nine months of 2009 amounted to $702,821 compared to the loss of $229,932 in the same period in 2008. These non-cash changes were due to the exchange rate fluctuations of the US/Canadian dollar exchange rate. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,137,983 during the first quarter of 2008. On May 29, 2008 the Company’s Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas.  With West Lorne increasing production, product sales should increase through the remainder of 2009 and beyond.  Also, successful operation of the plants should lead to additional project development activity.

The Company’s main commitments going forward are the residual capital expenditures for the completion of the steam system at the Erie Flooring plant in West Lorne.  These amounts total approximately $0.6 million.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1.5 Summary of Quarterly Results (Unaudited)

The Company’s administrative operations and overhead have been reduced over the past eight quarters, as administrative staff levels were reduced. Activities throughout the period were focused on commissioning of the plants in West Lorne and in Guelph (in the early part of this period) and on the increasing operation of the West Lorne plant in the latter part of this period, plus ongoing business development and research activities.  However, in the first quarter of 2008, the recognition of $500,000 of revenue and the realization of a $1.1 million gain on reduction in bonus and vacation accrual resulted in a lower loss for the three month period ended March 31, 2008. Also, beginning in 2008, lower research and development expenditures as the plants in Ontario progressed through commissioning also contributed towards a lower operating loss.

With the small fire in West Lorne in April 2008, operations were suspended in both West Lorne (for repair and to install preventative changes) and in Guelph (to install the same preventative changes).  Operations re-started in West Lorne in July 2008.

The following table provides summary financial data for the last eight quarters:

	Three months ended
	Sep 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008
(US Dollars)	$	$	$	$
Revenue	—	—	—	(321,894)

Net loss	(1,105,434)	(1,534,811)	(1,691,199)	(21,245,243)
Net (loss) per share	(0.00)	(0.01)	(0.01)	(0.10)

Weighted average common shares outstanding in the period	243,401,053	226,929,640	221,893,163	214,647,877

	Sep 30 2008	Jun 30 2008	Mar 31 2008	Dec 31 2007
	$	$	$	$
Revenue	—	—	500,000	—

Net loss	(2,769,440)	(2,908,763)	(1,432,819)	(4,299,404)
Net income/(loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

Weighted average common shares outstanding in the period	213,509,053	209,570,784	208,008,571	205,329,005

There were no discontinued operations or extraordinary items during the past eight quarters. Loss per share on a fully diluted basis is equal to the loss per share as stated above as the exercise of outstanding options and warrants would be anti-dilutive.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1.6 Liquidity

During the third quarter ended September 30, 2009, the Company generated cash from financing activities of $498,243 and used cash in operating activities and investing activities of $589,973 and $27,084, respectively. During the first nine months ended September 30, 2009, the Company generated cash from financing activities of $2,961,102, and used cash in operating activities and investing activities of $3,013,176 and $44,513, respectively.

The Principal sources of liquidity during third quarter ended September 30, 2009 were (i) $200,000 increase in short term loans with the Company’s directors, officers and shareholders; (ii) $207,218 in deposits for Common Shares to be issued in 2009 pursuant to the Company’s recent private placement; (iii) $100,000 in proceeds from private placement offerings of the Company’s Common Shares; and offset by (iv) $8,975 in repayment of loan. Principal sources of liquidity during the first nine months ended September 30, 2009 were (i) $1,344,949 increase in short term loans with the Company’s directors, officers and shareholders; (ii) $2,280,000 in proceeds from private placement offerings of the Company’s Common Shares; (iii) $207,218 in deposits for Common Shares to be issued in 2009 pursuant to the Company’s recent private placement; (iv) $309,302 decrease in government grants receivable; and offset by (v) $26,925 in repayment of long-term loan and (vi) $1,153,442 in repayment of short-term loan.

The Principal sources of liquidity during third quarter ended September 30, 2008 were (i) $511,651 increase in short term loans with the Company’s directors, officers and shareholders; (ii) $100,000 in deposits for Common Shares to be issued in 2008 pursuant to the Company’s recent private placement; (iii) $908,839 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and exercise of warrants for cash; and offset by (iv) $8,975 in repayment of loan. Principal sources of liquidity during the first nine months ended September 30, 2008 were (i) $1,725,514 increase in short term loans with the Company’s directors, officers and shareholders; (ii) $2,537,339 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (iii) $100,000 in deposits for Common Shares to be issued in 2008 pursuant to the Company’s recent private placement; and offset by (iv) $26,925 in repayment of loan.

Overall change in cash position during the third quarter of 2009 was a decrease in cash of $34,406 as compared to an increase of $23,851 during the same period in 2008. Overall change in cash position during the first nine months of 2009 was a decrease in cash of $33,389 as compared to a decrease in cash of $1,760,952 during the same period in 2008. Overall cash flows decreased during the first nine months of 2009 due to significantly decreased financing activities, operating activities and investing activities.

The net amount of cash used in operating activities in the third quarter of 2009 decreased to $589,973 from cash used of $1,459,211 in the same quarter of 2008. Cash used in operating activities consisted primarily of a net loss from operations for the third quarter 2009 of $1,105,434, less non-cash expenses of (i) equity compensation expenses of $153,699, (ii) amortization of $26,084, (iii) accretion interest on ARO liability of $7,869, (iv) a net change in non-cash working capital balances related to operations of $727,191, and (v)  translation gain of $399,382.    Cash used in operating activities consisted primarily of a net loss from operations for the third quarter 2008 of $2,769,440, less non-cash expenses of (i) equity compensation expenses of $373,191, (ii) amortization of $36,527, (iii) accretion interest on ARO liability of $8,835, (iv) a net change in non-cash working capital balances related to operations of $643,872, (v) a loss from return of equipment deposit of $131,090, and (vi)  translation loss of $116,714.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

The net amount of cash used in operating activities in the first nine months of 2009 increased to $3,013,176 from cash used of $2,491,039 in the first nine months of 2008. Cash used in operating activities consisted primarily of a net loss from operations for the first nine months of 2009 of $4,331,441, less non-cash expenses of (i) equity compensation expenses of $838,278, (ii) amortization of $74,608, (iii) accretion interest on ARO liability of $23,606, (iv) a net change in non-cash working capital balances related to operations of $987,204, and (v)  translation gain of $702,821. The net amount of cash used in operating activities in the first nine months of 2008 decreased to $2,491,039 from cash used of $5,279,074 in the first nine months of 2007. Cash used in operating activities consisted primarily of a net loss from operations for the first nine months of 2008 of $7,111,023, and the recognition of (non-cash) deferred revenue of $500,000, less non-cash expenses of (i) equity compensation expenses of $1,657,660, (ii) amortization of $111,948, (iii) accretion interest on ARO liability of $27,110, (iv) a net change in non-cash working capital balances related to operations of $2,962,244, (v) a loss from return of equipment deposit of $131,090, and (vi)  translation loss of $229,932.

Financing activities during the third quarter 2009 generated a net increase in cash of $498,243, primarily from the short-term debt with the Company’s directors, officers and shareholders of $200,000 and  the Company’s private placements of Common Shares. Financing activities during the third quarter 2008 generated a net increase in cash of $1,511,515, primarily from the Company’s private placements of Common Shares.

Financing activities during the first nine months of 2009 generated a net increase in cash of $2,961,102, primarily from net proceeds of $191,507 of the short-term debt with the Company’s directors, officers and shareholders; a decrease of $309,302 in government grants receivable; and from the Company’s private placements of Common Shares.  Financing activities during the first nine months of 2008 generated a net increase in cash of $4,335,928, primarily from the short-term debt with the Company’s directors, officers and shareholders of $1,725,514 and  the Company’s private placements of Common Shares.

Investing activities in the third quarter 2009 resulted in a use of cash, in the amount of $27,084. This amount comprised of the acquisition of capital assets (corporate and research and development). Investing activities in the third quarter 2008 resulted in a decrease of cash, in the amount of $4,616. This amount comprised of the acquisition of capital assets (Guelph and West Lorne plants) of $524,616 offset by repayment of the Company’s $520,000 loan to Worldwide Biomass Limited.

Investing activities in the first nine months of 2009 resulted in use of cash, in the amount of $44,513. This amount was incurred in the acquisition of capital assets (corporate, research and development and West Lorne plant).  Investing activities in the first nine months of 2008 resulted in use of cash, in the amount of $3,550,678. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $3,897,344 and a decrease of long-term loan receivable of $346,666.

1.7 Capital Resources

As at September 30, 2009, the Company had working capital deficiency of $11,155,495, has an accumulated deficit of $120,007,889 and has incurred a net loss of $4,331,441 for the nine months period ended September 30, 2009.

In the quarter ended September 30, 2009, the Company recorded $nil license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008 operations. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2009 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company expects to spend approximately $4 million to $6 million in its operations in the next 12 months and has capital expenditure commitments of approximately $0.6 million. The Company does expect to have increases in product sales and licenses over the coming months and years, but these are not expected to cover operating requirements in the near future.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2008, that expresses substantial doubt as to our ability to continue as a going concern.

The Company’s 2009/2010 financing plan is structured to include completion of the char boiler at the West Lorne plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms. In connection with the Company’s West Lorne char boiler system project, the Company has committed to approximately $0.6 million of further construction as at September 30, 2009.

The Company’s funding plan for 2009/2010 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed. Any delay in securing project funding for a project will delay the construction and commissioning of that project. As mentioned previously, there is no assurance however that the Company will obtain positive cash flow from product sales or be able to obtain sufficient equity or debt financing to satisfy its cash requirements for the next 12 months.

1.8 Off-Balance Sheet Arrangements

None.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.

The Company had the following transactions with related parties during the three month period ended September 30, 2009:

1)

Paid or accrued management compensation of $270,895 (2008 - $219,209) to directors and officers of the Company;

2)

Paid or accrued consulting fees of $38,091 (2008 - $39,653) to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

3)

Paid or accrued director fees of $1,026 (2008 - $849) to directors of the Company.

The Company had the following transactions with related parties during the nine month period ended September 30, 2009:

4)

Paid or accrued management compensation of $810,828 (2008 - $721,994) to directors and officers of the Company;

5)

Paid or accrued consulting fees of $111,323 (2008 - $111,212) to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

6)

Paid or accrued director fees of $36,668 (2008 - $71,157) to directors of the Company.

In December 2008, the Company entered into loan agreements with certain of its directors and officers. As of September 30, 2009, the short-term and related party debt outstanding balance was $1,448,796 (2008 - $1,725,514). Of this amount, $570,000 was from an unrelated party. The loans are due on demand and bear interest at 8% p.a. annum. One of the major loan agreements to a director of the Company is secured by a General Security Agreement as a floating charge over the Company’s assets.

As at September 30, 2009, there was $9,349 (2008 - $nil) due from related parties and $2,253,797 (2008 - $1,831,776) due to related parties. The amounts receivable in 2009 were non-interest bearing, unsecured and due on demand. Of the total amount payable of $2,253,797 (2008 - $1,831,776) due to directors and officers, $533,779 (2008 - $998,878) was recorded in the shares to be issued account and $1,720,018 (2008 - $832,898) was recorded as accrued payables.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transaction

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

New Accounting Policies

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”. This standard, which replaces Canadian GAAP section 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” provides guidance relating to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard did not impact the Company’s financial statements.

Transition to International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian GAAP for publicly accountable enterprises for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.  The Company is currently assessing the future impact of IFRS adoption on its financial statements and will invest in training and additional resources to ensure a timely conversion.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Material	38,591	31,418	100,785	97,673
Salary and benefits	214,124	157,138	467,713	420,579
Engineering and consulting fees	78,441	109,683	227,230	229,819
Miscellaneous costs	53,886	268,242	147,722	442,065
	385,042	566,481	943,450	1,190,136
Less: Product and services sales	(75,457)	(82,799)	(154,784)	(158,310)
	309,585	483,682	788,666	1,031,826

(c) deferred development costs;

Not applicable.

 (d) general and administration expenses;

Breakdown by major category:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Office supplies, telephone, and insurance	130,931	153,362	349,902	542,779
Professional fees	95,072	280,132	252,268	1,019,175
Rent	43,886	127,694	204,116	373,720
General and admin. salaries and benefits	729,247	1,302,087	2,668,065	4,590,043
	999,136	1,863,275	3,474,351	6,525,717

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

As at November 30, 2009, the Company’s outstanding share data was as follows:

Common shares outstanding:	248,296,345
Stock options:	28,985,990
Share purchase warrants:	22,554,007

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Certain statements in this report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management’s Discussion and Analysis in the 2008 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as September 30, 2009, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008 in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations.  Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of September 30, 2009.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected.  In its assessment of the effectiveness of internal control over financial reporting as of September 30, 2009, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP.  Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company’s tax obligations.  This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company’s operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company’s tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject.  External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company’s tax note or regulatory obligations with regard to tax could arise due to management’s limited expertise with regard to tax requirements.

Dynamotive Energy Systems Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Nine-month period ended September 30, 2009 compared to the nine-month period ended September 30, 2008

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, “Income Taxes.” This error was corrected by management prior to the issuance of the Company’s December 31, 2008 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2008.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by BDO Dunwoody, the Company’s independent registered public accounting firm, as stated in their report which appears therein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters.  The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates.  Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the third quarter year ended September 30, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.